CIG Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 254,097
Accounts receivable	7,123
Receivable from related party	331,601
Prepaid expenses and other	17,950
Deposits with clearing organization	100,500
Total Assets	**$711,271**
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	$ 29,569
Commissions payable	-
Total Liabilities	**29,569**
Stockholder's Equity:	
Common stock, $1 par value - 60,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	198,426
Retained earnings	483,176
Total Stockholder's Equity	**681,702**
Total Liabilities and Stockholder's Equity	**$711,271**

See accompanying notes to statement of financial condition.